51-102F3 MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Quaterra Resources Inc. (the “Company”)
1100 – 1199 West Hastings Street
Vancouver, BC V6E 3T5

Item 2 Date of Material Change

December 29, 2014

Item 3 News Release

A news release was issued in Vancouver, British Columbia on December 29, 2014.

Item 4 Summary of Material Change

The Company announced that it has entered into an agreement to sell its 50% interest in the Nieves silver property in Zacatecas State, Mexico, to joint-venture partner Blackberry Ventures I, LLC.

Item 5 Full Description of Material Change

See news release attached.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

The following officer of the Company is knowledgeable about the material change disclosed in this report: Thomas Patton, Chairman, Tel: (604) 641-2758.

Item 9 Date of Report

January 6, 2015

December 29, 2014
QTRRF: OTCQX International
QTA: TSX VENTURE
NR-17-14

QUATERRA AGREES TO SELL ITS 50% INTEREST IN THE NIEVES SILVER
PROJECT TO JOINT VENTURE PARTNER BLACKBERRY VENTURES I, LLC FOR
US$4 MILLION

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra”) today announced that it has entered into an agreement to sell its 50% interest in the Nieves silver property in Zacatecas State, Mexico, to joint-venture partner Blackberry Ventures I, LLC (“Blackberry”), for US$4 million.

Under the terms of the agreement, Quaterra will receive four payments over 15 months of US$1.0 million each, with each payment earning Blackberry an additional 12.5% interest in the project. All costs for maintaining and exploring the property will be the sole responsibility of Blackberry, with no dilution to Quaterra, through the end of 2015 or until Blackberry completes the acquisition, whichever is earlier. Upon closing, Blackberry will become the operator of the Nieves project. In the event that Blackberry subsequently sells the project, Quaterra will receive 5% of the future net sale price. In addition, Quaterra has agreed to transfer its Americas claims in Durango State, Mexico, adjacent to Hecla Mining’s San Sebastian project, into the joint venture.

“In this current environment of scarce capital and depressed metal prices management believes it is better to sell Nieves and have the money available to support our efforts in the Yerington copper district, which remains the core focus of Quaterra’s activities,” says Quaterra President and CEO Steven Dischler. “It’s about choices and putting the Company in the best position to succeed.”

“Over the past two years, the Company has been evaluating various alternatives for the Nieves Project, including outright sale or putting the project on care and maintenance until market conditions improve,” says Quaterra Chairman Thomas Patton. “In this light monetizing the Nieves asset at this time seems like the best alternative for Quaterra’s shareholders.”

Quaterra retains an upside in the Nieves project. Should further exploration and development of the Nieves project by Blackberry result in a sale of the project in the future, Quaterra will receive 5% of the proceeds of the future net sales price.

About Quaterra Resources Inc.
Quaterra Resources Inc. (OTCQX: QTRRF; TSX-V: QTA) is a junior copper exploration and development company with the primary objective to advance its U.S. subsidiary’s copper projects in the Yerington District, Nevada.

About Blackberry Ventures I, LLC
Blackberry Ventures I, LLC is a private US-based investment partnership which was formed in 2003 to fund an option to earn 50% of the Nieves Silver Project in Zacatecas, Mexico. It earned its 50% interest in 2004 and has been funding its share of the development costs at Nieves since that time.

On behalf of the Board of Directors,
Steven Dischler, President & CEO
Quaterra Resources Inc.

For more information please contact:
Steven Dischler, President & CEO
Quaterra Resources Inc.
775-463-9600

or,
Wade Black, President
Blackberry Fund Management, Inc.
646-775-4820

Disclosure note:
Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the safe harbor of the U.S. Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company "believes", "expects", and similar language, or convey estimates and statements that describe the Company's future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Assumptions include that the transaction will close, that Quaterra will receive four payments over 15 months of US$1.0 million each, that Quaterra will receive 5% of any future net sales price if Blackberry sells the Nieves project or that it is better to sell Nieves and have the money available to support Quaterra’s efforts in the Yerington copper district. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.